                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON. DC 20549
                                   ----------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          Alaska Apollo Resources Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
       ------------------------------------------------------------------
                         (Title of class of securities)

                                   011 900 602
       ------------------------------------------------------------------
                                 (CUSIP number)

                              Exergon Capital S.A.
                                Att'n: Dr. Trepp
                                Dufourstrasse 101
                               Zurich Switzerland
       ------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorised to receive notices and communications)

                                  March 7, 1997
           ---------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule-l (b) (3) or (4)) check the following box___

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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CUSIP NO. 011 900 602               13D                        Page 2 of 7 Pages
         --------------                                            --------
      NAME OF REPORTING PERSONS

 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              Exergon Capital S.A.


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                       (b)


 3    SEC USE ONLY

 4    SOURCE OF FUNDS*           WC



 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(c)


 6    CITIZENSHIP OR PLACE OF ORGANIZATION Panama

                               SOLE VOTING POWER
   NUMBER OF
                       7       1,000,000
    SHARES

 BENEFICIALLY
                       8       SHARES VOTING POWER

   OWNED BY                    -0-

     EACH              9       SOLE DISPOSITIVE POWER

   REPORTING                   1,000,000

  PERSON WITH         10       SHARES DISPOSITIVE POWER

                               -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (ll) EXCLUDES CERTAIN SHARES [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (ll)

      10.0 %

14    TYPE OF REPORTING PERSON

      CO.

CUSIP NO. 011 900 602               13D                        Page 3 of 7 Pages
         --------------                                            --------
      NAME OF REPORTING PERSONS

 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              Dr. Urs Trepp.


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
                                                       (b)


 3    SEC USE ONLY

 4    SOURCE OF FUNDS*           WC



 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(c)


 6    CITIZENSHIP OR PLACE OF ORGANIZATION Panama

                               SOLE VOTING POWER
   NUMBER OF
                       7       1,000,000
    SHARES

 BENEFICIALLY
                       8       SHARES VOTING POWER

   OWNED BY                    -0-

     EACH              9       SOLE DISPOSITIVE POWER

   REPORTING                   1,000,000

  PERSON WITH         10       SHARES DISPOSITIVE POWER

                               -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (ll) EXCLUDES CERTAIN SHARES [  ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (ll)

      10.0 %

14    TYPE OF REPORTING PERSON

      CO.

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PAGE 4 OF 7


CUSIP  NO 011 900 602


ITEM 1. SECURITY AND ISSUER

Common Stock, no par value.


Alaska Apollo Resources, Inc (Alaska Apollo)
131 Prosperous Place - Suite 17A
Lexington, KY  40509-1800


Item 2. Identity and Background


(a)     Name:     Exergon Capital S.A.

(b)     Business  Dufourstrasse 101
        Address:  Zurich 8007
                  Switzerland


(c) The principal business of Exergon is investing in and holding securities. The address of Exergon's principal business is the address given in Item (2) above.

(d) During the past five years Exergon has not been convicted in a criminal proceeding excluding traffic violations and similar misdemeanours.

(e) During the past five years Exergon has not been a party top a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state security laws, or (ii) finding any violations with respect to such laws.

(f)     Exergon is a Panamanian Corporation.

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PAGE 5 OF 7


ITEM 3  Source and Amount of Funds or Other Considerations.

        Exergon's holdings in Alaska Apollo were purchased with working capital of Exergon pursuant to a Subscription Agreement dated the 20th of August 1996 wherein Exergon acquired 500,000 shares of Alaska Apollo at $ 0.25 per share for a total consideration of $ 125,000. The warrant to acquire 500,000 shares of Alaska Apollo were issued in consideration for Exergon's commitment to provide additional financing to Alaska Apollo.

Item 4. Purpose of Transaction.

        Exergon acquired the securities as an investment in the ordinary course of its business.

Item 5. Interest in the security of the Issuer.

(a) Exergon owns 500,000 shares of the common stock no par value and 500,000 warrants to acquire an additional 500,000 shares of common stock of the Issuer named in Item (1) above.

(d)     Dr. Urs Trepp is the president and sole officer of Exergon.

(e)     not applicable.


Item 6. Contracts\, Arrangement, Undertakings, or Relationships with respect to securities of the Issuer.

        Exergon is not a party to any contracts, arrangements, understandings, or relationships with respect to the securities of Alaska Apollo.

Item    7. Material to be filed as Exhibits.

        A joint filing statement is being filed as an exhibit to the Schedule
        13D.

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PAGE 6 OF 7


Item 2-6 inclusive for Dr. Urs Trepp.

Item 2. Identity and Background.

(a)     Name: Dr. Us Trepp

(b)     Business Address: Dufourstrasse 101
                          8008 Zurich
                          Switzerland

(c) Dr. Urs Trepp is a lawyer, which is his principal occupation. Dr. Trepp is the sole director, president, treasurer, and secretary of Exergon.

(d) During the past five years Dr. Trepp has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours.)

(e) During the past five years Dr. Trepp has not been a party top a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is a subject of a judgment, decree, or final order enjoining any future violations of, or prohibiting or mandating activities subject to federal or any violation with respect to such laws.

(f)     Swiss citizen.

Item 3. Source and Amount of Funds or Other Considerations.

        Exergon used working capital as the source of funds for its investment in Alaska Apollo.

Item 4. Purpose of Transaction.

        Exergon acquired the securities as an investment in the ordinary course of its business.

Item 5. Interest in the Securities of the Issuer.

(a) Exergon owns 500,000 shares of the Common Stock and 500,000 warrants to acquire 500,000 additional shares of stock of the issuer at a price of $
        0.125 per share.

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PAGE 7 OF 7


(b) Exergon has sole voting power and sole dispositive power with respect to such holdings of the 500,000 common shares and 500,000 warrants to buy an additional 500,000 shares of Alaska Apollo.

(c)     n/a

(d) Exergon is controlled by Dr. Urs Trepp, its sole director, president, treasurer, and secretary.

(e)     not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

        Dr. Trepp is not a party to any contracts, arrangements, understandings, or relationships with respect to securities of Alaska Apollo.

Signature.


After reasonable inquiry and to the best of ,my knowledge and belief, I certify that the information set forth ion this statement is true, complete, and correct.


Date:   April 7, 1997.

Exergon Capital S.A.



/s/ Dr. Urs Trepp
------------------------
By  Dr. Urs Trepp
    President


Urs Trepp

/s/ Dr. Urs Trepp
------------------------
By: Urs Trepp